FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: July 2, 2004                                                   By :    /s/David Patterson/s/
                                                                    Title:     CEO

DONNER MINERALS LTD.
                                                                                          Number: 012-04
Dated: July 2, 2004                       TSX Venture Exchange Symbol: DML
                               Frankfurt Stock Exchange Symbol: DNL

VANCOUVER (July 2, 2004) - Mr. David Patterson, Chief Executive Officer of Donner Minerals Ltd., is pleased to announce that Mr. Laurie Sadler has joined the Company’s Board of Directors.

Mr. Sadler is a retired Chartered Accountant with extensive experience as a business advisor to public and private companies. Mr. Sadler was a founder and managing partner of the firm Sadler, Weismiller, Spencer, Chartered Accountants (1984-2001) and has a Masters of Business Administration from the University of Western Ontario.

Additionally, the Company has granted 700,000 incentive stock options to certain of its directors, officers and employees. The options are exercisable at a price of $0.11 per common share.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

“David Patterson”
Chief Executive Officer

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
157 Alexander Street, 3rd Floor, Vancouver, V6A 1B8, British Columbia Canada
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com